May 15, 1998



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549

RE:     Farmers, Inc. File No. 0-13963




Dear Sir or Madam:

Arthur Andersen LLP and William D. Kennon, C.P.A., in a joint venture, performed the audit for Mimbres Valley Farmers Association, Inc. d/b/a Farmers, Inc. for the years ended December 31, 1996 and 1997. For the year ended December 31, 1997 and 1996, Arthur Andersen LLP and William D. Kennon, respectively, served as the principal auditor.

We have read Item 4 included in the Form 8-KA dated May 15, 1998 of Mimbres Valley Farmers Association, Inc. d/b/a Farmers, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/ Arthur Andersen LLP



Copies to
Mr. Garry Carter, General Manager
Mimbres Valley Farmers Association, Inc. d/b/a Farmers, Inc.

Mr. Karl Gilbert, KPMG Peat Marwick LLP